EXHIBIT 21.1

List of Subsidiaries of

j2 Global Communications, Inc.

Name	State or Other Jurisdiction of Incorporation	DBAs
SureTalk.com, Inc.	Delaware	Fax4Free.com
j2 Global Holdings Limited	Ireland
j2 Global Operations Limited	Ireland
Electric Mail (International) L.P.	Alberta, Canada
Call Sciences, Inc.	Delaware
Call Sciences Limited	United Kingdom
The Electric Mail Company	Nova Scotia, Canada

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